UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

PowerUp Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G7207P103

(CUSIP Number)

SRIRAMA Associates, LLC

Attn: Surendra Ajjarapu

515 Madison Ave, Suite 880

New York, New York 10022

with a copy to:

Kate L. Bechen

Dykema Gossett PLLC

111 E. Kilbourn Ave., Suite 1050

Milwaukee, WI 53202

(414) 488-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7207P103	SCHEDULE 13D	Page 2 of 8

1	Name of Reporting Person SRIRAMA Associates, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐ (1)
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States (Delaware)

Number of shares beneficially owned by each reporting person with:	7	Sole Voting Power 4,317,500 (2)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,317,500 (2)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,317,500 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 48.0% (3)
14	Type of Reporting Person (See Instructions) OO

(1)	The Reporting Person does not affirm, and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2)	Consists of 4,317,500 Class A ordinary shares, par value $0.0001 per share, of PowerUp Acquisition Corp. (the “Issuer”). Excludes 6,834,333 of the Issuer’s Class A ordinary shares, issuable upon exercise of private placement warrants, which will not become exercisable within 60 days.

(3)	The amount beneficially owned by the Reporting Person is determined based on 8,991,229 Class A ordinary shares outstanding as of August 8, 2023, as the Issuer reported in its Form 10-Q filed with the Securities and Exchange Commission on August 8, 2023.

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1	Name of Reporting Person Surendra Ajjarapu
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐ (1)
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7	Sole Voting Power 4,317,500 (2)(3)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,317,500 (2)(3)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,317,500 (2)(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 48.0% (4)
14	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Person does not affirm, and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2)	The shares reported in this Schedule 13D as beneficially owned by Surendra Ajjarapu were acquired pursuant to a purchase agreement, dated July 14, 2023, between SRIRAMA Associates, LLC (the “New Sponsor”), the Issuer, and PowerUp Sponsor LLC, for an aggregate purchase price of one dollar, due on the date on which the Issuer completes an initial business combination. Mr. Ajjarapu, the Issuer’s Chairman and Chief Executive Officer, is the manager of the New Sponsor. Mr. Ajjarapu may be deemed to beneficially own the securities held by the New Sponsor by virtue of his control over the New Sponsor. Mr. Ajjarapu disclaims beneficial ownership of the securities held by the New Sponsor, except to the extent of his respective pecuniary interest.

(3)	Consists of 4,317,500 Class A ordinary shares, par value $0.0001 per share, of the Issuer. Excludes 6,834,333 of the Issuer’s Class A ordinary shares, issuable upon exercise of private placement warrants, which will not become exercisable within 60 days.

(4)	The amount beneficially owned by the Reporting Person is determined based on 8,991,229 Class A ordinary shares outstanding as of August 8, 2023, as the Issuer reported in its Form 10-Q filed with the Securities and Exchange Commission on August 8, 2023.

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Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Class A ordinary shares, par value $0.0001 per share, of PowerUp Acquisition Corp., a Cayman Islands exempted company (the “Issuer”). The Issuer’s principal executive office is located at 188 Grand Street Unit #195, New York, NY 10013.

Item 2. Identity and Background.

(a)	Pursuant to § 240.13d-1(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D is being filed jointly by SRIRAMA Associates, LLC, a limited liability company (the “New Sponsor”) and Surendra Ajjarapu, the managing member of the New Sponsor (“Mr. Ajjarapu” and, together with the New Sponsor, the “Reporting Persons”).

(b)	The business address and principal office of the Reporting Persons is 515 Madison Ave, Suite 880, New York, New York 10022.

(c)	The New Sponsor is organized under the laws of the State of Delaware and its principal business is to act as the sponsor of the Issuer. Mr. Ajjarapu is the manager of the New Sponsor and the Chief Executive Officer and Chairman of the Issuer.

(d)	During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The New Sponsor is a Delaware limited liability company and Mr. Ajjarapu is a United States citizen.

Item 3. Source or Amount of Funds or Other Consideration.

On July 14, 2023, the Issuer entered into a purchase agreement (the “Sponsor Share Purchase Agreement”) with the New Sponsor and PowerUp Sponsor LLC (the “Original Sponsor”), pursuant to which the New Sponsor agreed to purchase from the Original Sponsor 4,317,500 Class A ordinary shares and 6,834,333 private placement warrants, each exercisable for one Class A ordinary share, for an aggregate purchase price of one dollar, payable at the time the Issuer completes an initial business combination.

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The description of the Sponsor Share Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Sponsor Share Purchase Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 4. Purpose of Transaction.

The information reported in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

Except as disclosed below, the Reporting Persons have acquired beneficial ownership of the securities for investment purposes and will evaluate the investment in the securities on a continual basis.

The Issuer had until May 23, 2023 (which was fifteen months from the closing of the Issuer’s initial public offering) to consummate an initial business combination. On May 18, 2023, the Issuer held an extraordinary general meeting of its shareholders (the “Extension Meeting”), at which the Issuer’s shareholders approved a proposal to amend the Issuer’s Amended and Restated Memorandum and Articles of Association to extend the date by which the Issuer must consummate its initial business combination from May 23, 2023 to May 23, 2024.

Except as disclosed above, the Reporting Persons have no plans or proposals that would relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s governing documents or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons reserve the right to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, including the exercise of warrants, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons also reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.

Item 5. Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a)	As of the filing date of this Schedule 13D (the “Filing Date”), the New Sponsor beneficially owns 48.0% of the outstanding voting control of the Issuer, consisting of 4,317,500 Class A ordinary shares. The 6,834,333 Class A ordinary shares issuable upon exercise of the private placement warrants are excluded from the number of Class A ordinary shares beneficially owned by the New Sponsor because the private placement warrants will not become exercisable within 60 days of the Filing Date.

CUSIP No. G7207P103	SCHEDULE 13D	Page 6 of 8

As of the Filing Date, Mr. Ajjarapu beneficially owns 48.0% of the outstanding voting control of the Issuer, consisting of 4,317,500 Class A ordinary shares. The 6,834,333 Class A ordinary shares issuable upon exercise of the private placement warrants are excluded from the number of Class A ordinary shares beneficially owned by Mr. Ajjarapu because the private placement warrants will not become exercisable within 60 days of the Filing Date. Mr. Ajjarapu disclaims beneficial ownership of the reported securities held by the New Sponsor, except to the extent of his pecuniary interests therein.

(b)	As of the Filing Date, Mr. Ajjarapu has the sole power to vote or direct the voting of, and to dispose or direct the disposition of 4,317,500 Class A ordinary shares of the Issuer.

(c)	Except as otherwise described in Item 3, Item 6, or elsewhere in this Schedule 13D, no transactions in the Class A ordinary shares were effected by any of the Reporting Persons during the past 60 days.

(d)	Except as set forth herein, to the best knowledge of each Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Item 3 and Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6. Except for the arrangements described in this Schedule 13D, to the best knowledge of each Reporting Person, the Reporting Persons have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Founders Letter Agreement

On February 17, 2022, the Issuer, the officers and directors of Issuer, and the Original Sponsor entered into a letter agreement (the “Founders Letter Agreement”), pursuant to which the Original Sponsor became subject to certain restrictions with respect to its ordinary shares (meaning its Class B ordinary shares or Class A ordinary shares issuable upon conversion thereof) and private placement warrants. The Original Sponsor agreed to not transfer any ordinary shares until the earlier of (i) six months after the completion of the Issuer’s initial business combination, or (ii) subsequent to the initial business combination, (x) if the last sale price of the Issuer’s shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their shares for cash, securities or other property (the “Founder Shares Lock-up Period”).

Further, under the Founders Letter Agreement, the Original Sponsor agreed that it would not transfer any of its private placement warrants until 30 days after the completion of the initial business combination.

As a result of the transactions contemplated by the Sponsor Share Purchase Agreement, the New Sponsor the restrictions in the Founders Letter Agreement may be deemed to apply to the New Sponsor.

The foregoing description is qualified in its entirety by the terms of the Founders Letter Agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Registration Rights Agreement

The Original Sponsor and the Issuer entered into a registration rights agreement on February 17, 2022 (the “Registration Rights Agreement”) with respect to the Original Sponsor’s ordinary shares and private placement warrants. Upon consummation of the transactions contemplated by the Sponsor Share Purchase Agreement, the New Sponsor became bound by the provisions of the Registration Rights Agreement.

CUSIP No. G7207P103	SCHEDULE 13D	Page 7 of 8

The foregoing description is qualified in its entirety by the terms of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Purchase Agreement, dated July 14, 2023, by and among SRIRAMA Associates, LLC, PowerUp Acquisition Corp., and PowerUp Sponsor LLC (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by PowerUp Acquisition Corp. on July 19, 2023).

99.2	Letter Agreement, dated February 17, 2022, by and among PowerUp Acquisition Corp., its officers, its directors, and PowerUp Sponsor LLC (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by PowerUp Acquisition Corp. on February 23, 2022).

99.3	Registration Rights Agreement, dated February 17, 2022, by and between PowerUp Acquisition Corp. and PowerUp Sponsor LLC (incorporated by reference from Exhibit 10.3 to the Form 8-K filed by PowerUp Acquisition Corp. on February 23, 2022).

99.4	Joint Filing Agreement by and among SRIRAMA Associates, LLC and Surendra Ajjarapu, dated August 31, 2023.

CUSIP No. G7207P103	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2023

By:	/s/ Surendra Ajjarapu
Name:	Surendra Ajjarapu

SRIRAMA ASSOCIATES, LLC

By:	/s/ Surendra Ajjarapu
Name:	Surendra Ajjarapu
Title:	Manager